Pav*r

Leverages your calendar data to help you get more done in less time

GETPAVR.COM LOUISVILLE KENTUCKY


1,000,000,000+



After nearly a decade of helping small businesses integrate and automate their business processes we knew that if we could help our clients gain access to their most important data, data about how they spend their time, we could not only help them save more of it, but they could also use that data to make better decisions.

Jessica Bledsoe Co-Founder & CEO @ Pav*r

Why you may want to support us...

1. 1,000+ users in 20+ countries within the first 90 days.
2. Leveraging data to learn how users spend their time.
3. Founders are Google experts with 10+ years of experience integrating Google's business tools.
4. Productivity software market is projected to hit $96.4 billion by 2025.

Why investors ❤ us



*I invested in Pav*r because of their mission to transform our calendar data into usable information. I love the focus on starting with a tool we're already familiar with and expanding upon it to both see how we're spending our time and using the data to create documents and reports we all need for our businesses.*

The Founders, Jessica and Adam, have strong domain expertise when it comes to Google's suite of applications, and previously built a successful business helping small businesses migrate to G Suite and teaching them how to use and leverage Google's apps for increased productivity. I believe their expertise in both business and technology will help drive the company forward to

... read more

Amanda Berry Franchise Specialist and Owner

LEAD INVESTOR | INVESTING $25,000 THIS ROUND

The founder

MAJOR ACCOMPLISHMENTS



Jessica Bledsoe

Co-Founder & CEO

Prev. CEO of RCN Technologies (cloud-based technologies to engineer automated systems for businesses) for 7 years.

in

In the news

THE BUSINESS JOURNALS

This Louisville-based startup can turn your calendar into useable data (Video) - Louisville Business First

Jessica Bledsoe isn't a first-time founder. In fact, it was her already-established business that led to her newest venture: Pavr. Bledsoe co-founded RCN Technologies LLC with her husband, Adam, in 2013. The

September 16, 2020 @ bizjournals.com

Time is the most important resource we have. Pav*r gives you more of it.

We started Pav*r because we saw a need. We've spent nearly a decade helping small businesses integrate and automate their business processes using Google's business tools like Google Calendar.

But time and again, we found ourselves trying to add more information to the calendar or extract the information out of the calendar so we could use it to create reports or other documents that our business clients needed.

Data duplication is the exact opposite of productivity and we knew that if we could help our clients gain access to their data we could not only help them save a ton of time, but they could use that data to make better decisions.


pav*r
Our Vision
To help people all over the world optimize how they spend their time.

We document nearly every moment of our lives using a digital calendar, but analyzing the data about how we spend our time, or creating reports and documents using that data, is virtually impossible.


pav*r
My clients?
How did I spend my time?
My team?
My goals?
My projects?
The Problem
Data Disconnect:
There's a lot of Rich Data being entered into digital calendars that isn't being optimized.

But not anymore. With pav*r, you can transform your calendar from an appointment reminder tool to a goal-setting tool, a time tracking tool, an analytics tool, and so much more.


pav*r
The Solution
pav*r makes it possible for the Billions of people that are using digital calendars to take control of every minute of their lives.

When we launched our MVP as a Google Calendar add-on in the G Suite Marketplace, our goal was to obtain 200 pilot users to help us better understand how people used their calendars.

But within the first 90 days, we had more than 1,000 installs.

And by the end of month 5, we'll surpass 4,000.


Our Growth
User Growth
Organic installs of pav*r from our listing in the G Suite Marketplace
4000
3000
2000
1000
0
May
Jun
Jul
Aug
Sep
11

Pav*r users are just as excited about the app as we are.


User Testimonials
pav*r
pav*r user
August 9, 2020
Pav*r provides a simple, yet powerful, tool for time-tracking, task management, and project planning. It has already significantly reduced the amount of time I spend plotting out timelines for big projects involving numerous tasks and subtasks. Pav*r helps me:
• Accurately predict and plan time for recurring tasks
• Reflections of the parameters of projects
• Reduces anxiety and stress levels
• Decreases the amount of time spent on administrative tasks
• Increases work performance, productivity rate, client satisfaction, and revenue
12

But we're ready to give them more.

Your investment will help us further develop pav*r to create new features that will help us monetize the app.

Features like:

- Machine learning that will allow us to learn how users are spending their time and make recommendations based on their goals.

- The ability to create automation around the meetings, events, and attendees that you meet with on a regular basis.

- Document creation like timesheets, invoices, and mileage reports.

- And a dashboard where you can see exactly how you and your team are spending their time at a glance.


Our Features
pav*r
Path to Productivity
pav*r is a web application that optimizes the digital calendar.
• Set goals
• Receive smart notifications
• Create at-a-glance views by categories
• Tracking and reporting
• Tips, recommendations and guides
• Data insights based on goals/behaviors
SET GOALS
EXPORT DATA
SMART NOTIFICATIONS
TRACKING & REPORTING
TIPS, RECOMMENDA-TIONS & GUIDES
DATA INSIGHTS
6

With your help, we believe we can be revenue-generating in 6 months.

And profitable in 18.


Our Packages
pav*r
Limited Time Offer
14 Day Trial
Individuals can try for free for 14 days.
For Teams
$4 / user / month
20% discount for teams or groups of 5 or more.
Paid monthly or annually.
For Individuals
$5 / month
Paid monthly or annually.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Pav*r provides a simple, yet powerful tool that provides users with a place to store all of the important details of a meeting or event, and then transform the ordinary calendar into a super tool for time-tracking, task management, and project planning.

Where will your company be in 5 years?

In 5 years, pav*r seeks to be a tool synonymous with calendar usage and productivity. Similar to how Calendly has become the go-to for calendar-integrated appointment booking, our aim is to become the leader in calendar management and productivity as it relates to your time.

Why did you choose this idea?

After nearly a decade of helping small businesses integrate and automate their business processes we knew that if we could help our clients gain access to their most important data, data about how they spend their time, we could not only help them save more of it, but they could also use that data to make better decisions.